UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 000-54918
CUSIP NUMBER 582576104

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN
	☐	Form N-CSR

For Period Ended:  March 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MCX Technologies Corporation

Full Name of Registrant

176 South Capital Boulevard

Address of Principal Executive Office (Street and Number)

Boise, Idaho 83702

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MCX Technologies Corporation (the “Company”) is unable, without unreasonable effort or expense, to file its quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “2024 Form 10-Q”) within the prescribed time period because the Company needed to transition to a new third party bookkeeping firm during the preparation of the report which caused unexpected delays in the preparation of the Company’s financial statements as at, and for the fiscal quarter ended March 31, 2024. The Company expects to file the first quarter 2024 Form 10-Q within the 15-day extension period (the “Extension Period”) afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward-looking statements include; (i) statements regarding the Company’s expectation to file the 2024 Form 10-Q within the Extension Period and the completion of matters necessary to permit such filing within the Extension Period, and (ii) statements regarding the Company’s financial results for the quarter ended March 31, 2024. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to, adjustments resulting from the completion by the Auditor of its review of the 2024 Form 10-Q and unexpected delays the Company may incur in connection with the preparation of the 2024 Form 10-Q. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)         Name and telephone number of person to contact in regard to this notification

Christopher Rowlison	208	863-6243
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒          No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒          No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached to this Form 12b-25.

MCX Technologies Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 2024	By	/s/Christopher Rowlison Christopher Rowlison (Interim) Chief Executive Officer

Exhibit A

To

Form 12b-25

Part IV, Item (3)

Based on information that is currently available, the Company’s net loss is estimated to be $2,470 for the quarter ended March 31, 2024, from a net loss of $89,883 for the quarter ended March 31, 2023, mostly as a result of a decrease in operating expenses from the prior year and the discontinuance of The Collective Experience subsidiary and a reduction in professional fees.